EXHIBIT 99.1


           NASDAQ NOTIFIES EVCI OF CONTINUED SMALL CAP MARKET LISTING
                HEARING FILE CLOSED BECAUSE OF MARKET PRICE GAINS

YONKERS, N.Y. -- April 29, 2003 -- EVCI Career Colleges Incorporated announced today receipt of a letter from NASDAQ stating that EVCI's common stock regained compliance with NASDAQ's minimum bid price requirement. Accordingly, EVCI common stock will continue its listing on the NASDAQ SmallCap Market.

Dr. John J. McGrath, Chief Executive Officer and President, expressed his pleasure at the receipt of such notification and noted that the recent market price gains reflect a positive recognition by the Street of EVCI's successful transition into a profitable post-secondary education company. "While I am pleased with the uptick in both the volume and share price and the resultant increase in shareholder value, I believe even these recent levels reflect an under valuation of EVCI when comparing EVCI to education industry averages on any number of criteria, including revenue growth year over year, price to revenue per share, and price to earnings per share."